TAXA Biotechnologies, Inc
2016 Annual Report

orbella
fragrant moss

scented
air freshening
without
chemicals

patchouli

powered by taxa



TAXA Biotechnologies, Inc
665 3rd street, Suite 250
San Francisco, CA 94107

April 30th, 2017

Letter to Shareholders

It is my pleasure to bring you our first Annual Report. Now that we have a large number of investors, following our successful Title III equity crowd-raise on WeFunder, we will use this report to keep you updated on the condition of the business and changes to business plans as they evolve over time.

In this report you will find a current update on our business strategy and plan, information on the Company and capital structure and our 2016 Financial Statements.

We plan to launch Orbella, our fragrant moss product, once outstanding manufacturing and production issues are resolved. The design, packaging and branding work for the product has been completed. When we launch, I hope you will help us spread the news via word of mouth social media. If you have connections to journalists or online distributors, now would be a great time to introduce those to us.

Thank you once again for the trust and faith you have shown by investing in TAXA. It truly is an honor to have your support and I'm continually humbled by the belief you have shown in what we are working on, even more so given that we have not met many of you in person. Without that trust, our mission to use biotechnology to create a more sustainable future would not be possible.

Please don't hesitate to reach out to me if you have any questions, concerns or interesting ideas to share with us.

Yours Faithfully,

Antony Evans
Chief Executive Officer
TAXA Biotechnologies, Inc
antony@taxa.com

Mission and Purpose

TAXA represents a new era of consumer biotechnology products. We are creating living "apps" that reduce waste and tread lightly on the earth. Through these products we seek to develop a circular economy in which the waste from one generation of products provides the resources for the next. Furthermore, we hope that our products positively change the public's perception of Genetically Modified Organisms ("GMOs") and inspire a new generation of bioengineers.


REUSE
PRODUCTS
ENERGY AND
ORGANIC RECOVERY
ENERGY
CO_2, H_2O, BIOMASS
PHOTOSYNTHESIS
RENEWABLE RESOURCES
CELLULOSE, STARCH, SUGAR, OILS
BIOTECHNOLOGY AND
CHEMISTRY
BIOPLASTICS
RECYCLING
CONVERSION

"The Circular Economy is a growing business movement that uses a life-cycle approach to rethink materials and systems to keep resources in use for as long as possible, reduce waste, and avoid pollution."

"We anticipate a broad array of new types of biotechnology products -- for example, cosmetics, toys, pets, and office supplies -- that go beyond contained industrial uses and traditional environmental release"
Source: Preparing for Future Products of Biotechnology
National Academy of Sciences, March 2017

Table of Contents

Part I - Business overview

Summary

- We successfully closed one of the first ever Title III fundraises on Wefunder, raising $309k from 528 investors in August.
- Despite some delays to the planned March launch of the Fragrant Moss, we've made considerable progress with the Fragrant Moss and expect to bring it to market soon. Design work is complete and we have most the materials for the final consumer product in hand or on order. We are just resolving the last issues in manufacturing and scale up.
- Work on the Glowing Plant has been indefinitely stopped were unable to get all the Lux genes into the prototype plant, as a result we have stopped. Once we ship the Fragrant Moss, we hope to start developing Glowing Moss instead.
- As a result of the delay to shipping the fragrant moss, cash is extremely tight. We've reduced the team size and made the decision to focus 100% on the fragrant moss and discontinue work on our other projects.
- With the reduced burn rate, the Company's ability to remain is a going concern dependent upon generating revenue or raising new capital before September 2017.

Detailed update

We have made considerable progress with the Fragrant Moss, completing the product design work, figuring out the supply chain for materials and finishing the branding/packaging. We just have to figure out the last issues in manufacturing/scale up of the moss. We planned on launching in March 2017, however, as we were gearing up for launch, we found the moss was contaminated with a herbicide resistance gene that would make the product regulated by USDA under the Plant Pest Protection Act so we can not ship that material. We are working diligently to fix this issue and have made significant progress in the last few weeks. Additionally, thanks to improvements in our manufacturing/scale up process, it will not take us so long to scale production back up.

As a result of those delays, we've had cash flow problems, therefore to get the moss across the line we've decided to stop work on the Glowing Plant for now. The moss has working science and will the current regulatory requirements in the USA, thus it makes sense to focus on the product closest to shipping.

Fragrant Moss

We have completed the branding and product design work on the Fragrant Moss. Consumer surveys indicated that Orbella was the best name for the product. We will be selling it at www.Orbellamoss.com. After testing over 25 different materials we have finalized on a spherical glass terrarium as you can see here:



In addition, we've put a lot of thought and design work into the packaging. We want the packaging to reflect our core mission and purpose and as a result it's almost entirely compostable and produced from low impact materials. In particular, the packaging for the glass terrariums is being made from waste cellulosic materials that are cured into the desired packaging shape from mushrooms growing on them. It creates a unique and eco-friendly, feel to the product.



We had planned to sell the Fragrant Moss at the end of March, however as we were doing the final tests on the product we discovered it was contaminated with some of the cells still carrying a herbicide resistance gene. It's unclear why this happened, whether the contamination was caused by a failure in our counter selection process or if the herbicide resistant cells got mixed in later is something our team is still trying to resolve. Either way we were unable to ship moss containing that gene due to USDA regulations.

As a result, we've had to re-transform the moss by using a different selection method, which does not use the herbicide gene in order to avoid the risk of a repeat happening. We think we've succeeded at this, but will confirm this in the near future. We've also made important changes to our manufacturing process to accelerate the growth of the moss. We've gone from tripling biomass in two weeks to a five fold increase in one week. This means once we confirm the new moss line works, we will get to ship much more quickly than before.


While we were scaling up our Patcholi moss we also started work on additional flavors, including Geraniol, Lemon and Pine as well as new stronger versions of our Patchouli moss. This work is ongoing, but we think we have preliminary results showing success with Geraniol. This was done using our Herbicide selection method so it remains to be seen if we will have the same issues as with the Patchouli strain. However, it's validating to have confirmation on second working gene which makes fragrance. Geraniol is particularly interesting because it is a pleasant fragrance that is also a natural repellant of mosquitos.

We present a full picture of the business opportunity in Fragrant Moss in the section "Value Proposition."

Glowing Plant

After four years of research and development, we made a tough decision to stop development work on the Glowing Plant. Despite all the technical progress we made, we were unable to get all six lux genes into a plant with a gene gun. This has been difficult to accept, but we have to focus on what we know is working with Orbella. By and large, our Kickstarter backers have been supportive and understanding and we have decided to offer them credits toward the moss.

The product is not entirely dead, nearly a dozen researchers of varying skill level have expressed interest in collaborating and continuing to try to get the genes into a plant. In addition, once we are shipping Orbella and have stabilized our cashflow issues we plan to work on getting the genes into the moss to create a Glowing Moss. This will be six genes, rather than the one we need for fragrance, so it will present its own technical challenges but the moss genome is simpler and the cells are less differentiated so in some ways it might be easier and it complements the work we are doing with the fragrance genes.

We are still distributing a few of the Fluc v1 glowing plants and the beta maker kits, however demand for these is low due to the low luminosity and cost of luciferin (Fluc v1) as well as difficulty of the regulatory permit process (maker kit). They primarily appeal to kids science fair projects.

Collaborative Research Agreements

We recently paused work on all our collaborative research agreements so that we can focus our limited cash resources and attention on the Fragrant Moss, which is the best candidate to generate cash in the near term.

Here's a status update on each of those projects:

- Project #1: A project with a small startup to create a new type of innovative flower. Preliminary scientific results were encouraging, however, the startup was unable to secure sufficient additional funding so we stopped work. There's probably an opportunity for us to acquire the rights to this in the future but it is a long-term research project and not the right focus for us now.
- Project #2: A partnership with a startup who owns patents securing a novel colored pathway. The new pathway worked in bacteria, but early results indicate that it does not work in the plants we've tested (onion, rose and tobacco) likely due to an endogenous gene diverting flow from the pathway. We are waiting for results of a stable transformation and subsequent chemical analysis to identify if the pathway is working at low efficiency.
- Project #3: A partnership with a food company to develop an edible version of our Glowing Bacteria. Our hope was that using an edible strain would overcome the safety objections the EPA had around releasing that product. We hit the early milestones on this project, and identified and acquired an edible bacteria strain which had previously been engineered, however, we were not able to get the transformation protocol working in-house. This contract was based on milestone payments so the technical issues made it unprofitable.
- Project #4: This was our biggest disappointment as it was going to be a big project funded for several years with multi-hundred million dollar annual revenue private equity owned corporate. We had a negotiated contract, but unseasonably weather negatively impacted the company's business and they were suddenly pushed into Chapter 11 so the agreement was never signed. On the plus side, their interest shows our technology platform is interesting to bigger companies.

orbella
fragrant moss

Value Proposition

1. Zero-waste/ compostable packaging

The product does not require electricity like plug in type fragrance atomizers. No chemicals used in manufacturing or disposal of the fragrance, which is made directly in consumer's homes from CO_2, sunlight and water. At the end of its life, the moss is entirely biodegradable. Packaging is grown using mushrooms and is compostable

2. All natural fragrance

Because the fragrance is made the same way it's made in plants it has a broader bouquet of notes which is more pleasant on the nose. Chemically synthesized fragrances in contrast tend to be dominated by a smaller number of note molecules.



scented
air freshening
without
chemicals

3. Safe/non-toxic

Other air freshener products release phalates or other volatile solvents or chemicals into the home – some of these are regulated in outdoor air concentrations by the Environmental Protection Agency There is also no risk of the burning that can be caused by fragrant candles.

4. Educational

As a consumer product, it's a tangible demonstration of GMO technology that may inspire parents to help get their kids excited about science.

Market Overview



$6.1 BILLION

TOTAL MARKET SIZE, RETAIL LEVEL, 2015

Manufacturers' Sales of Home Fragrance Products in the United States by Product Category, 2015



- Candles
- Diffusers
- Home fragrance oils, wax melts, and fragrance lamps
- Room sprays
- Specialty products

Source: Kline Group 2015 Fact Sheet

Market Overview

Stronger than ever, last year the US home fragrances market showed the highest annual growth in the last five years.

Key stats:

The Luxury Class accounts for over half the market

The internet shows double-digit growth

Big exits: Yankee Candle sold for $1.75BN

Innovation and new categories drive growth, eg Wax Melts

Women drive 90% of purchases

Common gift holiday period is 35% of annual sales

Within this and other consumer markets there is a growing demand from consumer for green products, which we hope will support interest in our products. This is illustrated by the following market research findings:

- 60% of consumers are willing to pay higher prices for home fragrance from environmentally conscious companies

- 71% of Americans at least consider the environment as a factor when shopping

- 73% of US consumers have refused to buy a product they felt had a negative environmental impact



Americans resolving to 'go green'

Source: Tiller Public Opinion Poll

With such a novel product as Orbella, it is very hard to make accurate predictions about the size of the market for Fragrant Moss. However hyper-growth in this industry is possible, as illustrated by this case study on Senstsy who were one of the pioneers of Wax Melts and developed a high growth multi-level marketing distribution channel. We believe incentivized distribution online has potential to achieve similar growth with our unique product.



Unit Economics

While biotechnology R&D is expensive, the unit economics have a lot in common with shrink wrapped software as the cost to replicate and manufacture is very low. Our proposed pricing is supported by our own market research and pricing for comparable products such as ornamental terrariums

Predicted Profitability breakdown

and high-end fragrant candles. We believe high gross margins will result in plenty or margin to incentivize distribution partners.

Competition

We do not think that we currently have any direct competition and because of our existing and planned patents we should be able to build a relatively strong and defensible position. The following table shows how we believe we stack up against comparable products.

Category	Traditional	Fresh flowers	Home Deco	TAXA
Aromatic	✔	✔	✖	✔
Custom Smell	✔	✖	✖	✔
Clean Air	✖	✔	✖	✔
Non-toxic	✖	✔	✔	✔
Patentable	✖	✖	✔	✔
Long lasting	✔	✖	✔	✔
Zero Waste	✖	✔	✖	✔
Attractive	✖	✔	✔	✔
Brands				

Risk Factors

- *The company is dependent upon the retention and addition of high quality employees.*

  Taxa is dependent upon the continued support and involvement of key management, technical, and scientific personnel. Taxa's success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which Taxa operates. If any of Taxa's key personnel were to cease their employment with Taxa, Taxa's business may be adversely affected.

- *The company's operations could be adversely affected by regulatory change. Changes to Government regulation may reduce the volumes and or values of the products that the company seeks to sell.*

  Taxa's business is dependent on the company's ability to sell plants without going through regulatory review. Adverse regulatory change to this would negatively impact our business, prospects, results of operations and financial condition. The day before Trump's inauguration the previous administration published proposals that if implemented would significantly impact our ability to do business. Included in these new regulations were new proposals from USDA regarding the regulation of genetically modified plants, such as the ones we are developing. Some aspects of the new proposals would be good for us, such as deregulating agro-bacteria, which would significantly improve sales of products like our maker kit. They also propose to deregulate a number of regulatory elements, which would increase the strength of promoters available to us. However the new proposals do include one extremely problematic proposal, which is to regulate all GMO plants of the kind we are developing as noxious weeds. Our opinion is that this is an absurd proposal, as by the USDA has stated that none of the hundreds of plants it's previously reviewed have posed a noxious weed risk, so it is unclear it will pass into law and even if it does we will be requesting that our products are grandfathered in (it won't come into place immediately). We think this appears to be a politically motivated proposal to appeal to the environmental left so it's unclear how the current administration will handle it. We are actively engaged in the rulemaking process in order to ensure the relevant officials understand the risks. If implemented however it would have a very severe impact on our business, which would likely result in us folding the company as we would be unable to afford the costs associated with the deregulation process.

- *The development of new products is a complex and lengthy process and may not be completed within anticipated timeframes.*

  Taxa's future results of operations depend, to a significant extent, on its ability to develop, manufacture and successfully commercialize new products in a timely manner. The development process is both time consuming and costly and involves a high degree of business risk. For example, Taxa may:
  1) Fail to develop products that are sufficiently exciting to the consumer market.
  2) Fail to develop products that meet desired product characteristics.
  3) Fail to develop products which meet regulatory requirements.

- *Taxa is dependent on consumer demand for its products.*

  Taxa is dependent on demand for the products it manufactures for its customers and has no control or influence over the market demand for its customers' products. Demand for its customers' products can be adversely affected by, among other things, consumer tastes, the emergence of competing products, Government regulation, and reputational issues. If the products Taxa develops do not gain market acceptance, its revenues and profitability will be adversely affected.

- *Taxa's future revenues are dependent upon successful development of products.*

  While biology is becoming easier to engineer, it is still challenging, and takes a long time. Due to the novelty of our research we regularly encounter unanticipated problems and can reasonably expect to encounter further unanticipated challenges again in the future. The development of the Glowing Plant is behind its original schedule and remains too dim for broad market acceptance. There is a chance we are never able to overcome all the issues and create a viable Glowing Plant that the market will accept. As our products are new to the market, there is a risk that consumers may not seek to purchase them. Failure to develop products of a sufficient quality may impact adversely the company's business, prospects, results of operations and financial condition.

- *Net Losses and Negative Cash Flow*

    Taxa has recorded net losses in prior years as it has looked to develop its products. While Taxa expects to generate increasing revenues from its products in the future, the company may not be able to generate a net profit, or if it does generate a net profit, to sustain profitability. The company has invested in its facility, processed and development of products and has required financing to support its operating and investing activities. The company may not generate operating cash flow or may be required to make significant additional investments in its business, either of which could have a Material Adverse Effect.

- *The company operates in a sector where other participants create competition.*

    The company operates in a market that is growing and will attract competition. Competition is driven by proprietary technologies and knowhow, capabilities, consistency of operational performance, quality, price, value, alternative therapies, and speed. Some competitors may have greater financial, research and development, operational and marketing resources than Taxa and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow Taxa's competitors to respond more quickly with new, alternative or emerging technologies.

- *Insufficient Liquidity*

    In the past, Taxa has obtained the cash required for its operations primarily through funding from Kickstarter, Y Combinator and Collaborative Research Agreements. As of April 2017, the Company had limited liquidity available to fund its business. Taxa may require additional funding for the development and commercialization of its products and to keep pace with the expected business growth. While Taxa may consider funding its business in future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained.

- *Trademarks*

    Taxa will seek to own trademarks that identify its processes and products. Although Taxa monitors the possible infringement or misuse of its trademarks, it is possible that third parties may infringe upon its intellectual property rights. Any unauthorized use of Taxa's trademarks could harm its reputation or commercial interests. In addition, Taxa's enforcement against third-party infringers may be unduly expensive or time-consuming, or the outcome may be an inadequate remedy.

- *Trade Secrets*

    Taxa also relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Taxa seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as Taxa's employees, corporate collaborators, outside scientific collaborators, consultants, advisors and other third parties. Despite these efforts, any of these parties may breach the agreements and disclose Taxa's proprietary information, including its trade secrets, and it may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If any of Taxa's trade secrets were to be lawfully obtained or independently developed by a competitor, it would have no right to prevent such competitor from using that technology or information to compete with Taxa, which could harm Taxa's competitive position.

- *Regulatory Compliance*

  Some of Taxa's products exist in areas where, due to novelty, there are no legal precedents for interpreting regulations. As a result, Taxa may misinterpret regulations, which could result in financial or operational penalties.

- *Investment of net proceeds after the offering*

  Taxa will have significant flexibility in applying the net proceeds of the Offering. Investors in Taxa will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding any investment or business activity undertaken by Taxa after the Offering. Taxa may pay operating and other expenses from the net proceeds of this Offering. The Corporation's ability to achieve its investment objectives may be limited to the extent that net proceeds of the Offering, pending full investment, are used to pay expenses rather than to make investments. Furthermore, no assurance can be given that Taxa will be successful in investing the net proceeds of the Offering in investments or activities that will achieve its business objectives. An investment in the Company is speculative and may result in the loss of an investor's entire investment. Only potential investors who can afford to lose their entire investment should consider an investment in the Company.

- *Litigation or calls for refunds from pre-order customers*

  In April, we cancelled the Glowing Plant, for which we have taken nearly $600k in pre-orders. Those backers may demand refunds or initiate litigation.

Part II – Securities and Capital Structure

Company information

- Name: TAXA Biotechnologies Inc
- Legal status:
    - Form: Corporation
    - Jurisdiction of Incorporation/Organization: DE
    - Date of organization: 3/8/2012
- Physical:
    - 665 3rd Street
    - Suite 250
    - San Francisco CA 94107
- Website: http://www.taxa.com
- Investors: http://www.taxa.com/investors
- Email: antony@taxa.com

Directors of the Company

Director	Principal Occupation	Main Employer	Year Joined as Director
Antony Evans	CEO	TAXA Biotechnologies	2012

Antony Evans has been solely employed by the Company for the past three years.

Officers of the Company

Officer	Positions Held	Year Joined
Antony Evans	CEO	2012

Antony Evans has been solely employed by the Company for the past three years.

Principle Security Holders

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Antony Evans	5,238,563 Common Shares	81.1

Antony Evans has been solely employed by the Company for the past three years.

Compliance

The Company believes that it and its predecessors are in compliance with all Securities Exchange Commission ("SEC") regulations under Rule 202 of Regulation Crowdfunding.

Financial Highlights

GAAP Financials		
	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$223,265	$230,909
Cash & Cash Equivalents:	$182,977	$193,376
Accounts Receivable:	$0.	$1,097
Short-term Debt:	$581,161	$589,120
Long-term Debt:	$732,807	$423,000
Revenues/Sales:	$3,892	$5,694
Cost of Goods Sold:	$0.	$0.
Taxes Paid:	$1,457	$1,247
Net Income:	($366,880)	($298,573)

Employees

As of April 2017, the Company had three employees, including the Founder.

Capital Structure

As of December 31st, 2016, the Company's capital structure was the following:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	20,000,000	5,657,745	Yes	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrents	0
Options	1,521,269
SAFE	732,807

Since December 2016, there have been 696,702 unvested options returned to the pool associated with the termination of Dr Jihyun Moon's employment.

For a detailed description of the SAFE notes please see Note 3 in the financial statements.

Other rights

We have approximately $200,000 in Revenue Share Contracts. Should our Fragrant Moss prove successful in the market these contracts will pay out 10% of the proceeds from Net Sales of the Fragrant Moss Products until the owners of those contracts have recouped their original investment.

Previous Exempt Offerings

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2014	Regulation D, Rule 506(b)	SAFE	$423,000	General operations
8/2016	Regulation CF	SAFE	$309,807	General operations

Dividend Policy

We have never declared or paid any cash dividend. We intend to retain any future earnings and do not expect to pay any cash dividends in the foreseeable future.

Indebtedness

The company has no outstanding loans.

Part III – Financial Statements

TAXA BIOTECHNOLOGIES, INC

FINANCIAL STATEMENTS

(UNAUDITED)

AS OF AND FOR THE YEARS ENDED

December 31, 2016 and 2015

TAXA BIOTECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

(unaudited)

TAXA BIOTECHNOLOGIES, INC.
FINANCIAL STATEMENT CERTIFICATION
(unaudited)

I, Antony Evans, certify that:

The financial statements of TAXA Biotechnologies, Inc. included in this Annual Report are true and complete in all material respects.

Date: April 30, 2017

Antony Evans

Chief Executive Officer

TAXA BIOTECHNOLOGIES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	December 31, 2016		December 31, 2015	
Assets				
Current assets:				
Cash	$	182,978	$	193,359
Accounts Receivable		-		1,097
Other current assets		-		4,578
Current assets		182,978		199,035
Property and equipment, net		-		375
Intangible assets		37,637		28,833
Other assets		2,650		2,650
Total assets	$	223,265	$	230,893
Liabilities and Stockholders' Deficit				
Accounts payable	$	15,288	$	2,537
Accrued liabilities		16,217		437
Deferred revenue		581,162		586,148
Current liabilities		612,666		589,122
Future equity obligations		732,807		423,000
Total liabilities		1,345,473		1,012,122
Commitments and contingencies (Note 4)		-		-
Stockholders Deficit:				
Common stock, par value $0.0001, 20,000,000 shares authorized; 5,657,747 and 1,500,476 shares issued and outstanding, as of December 31, 2016 and 2015, respectively		566		150
Additional paid-in capital		57,997		32,511
Accumulated deficit		(1,180,771)		(813,890)
Total stockholders' deficit		(1,122,208)		(781,229)
Total liabilities and stockholders' deficit	$	223,265	$	230,893

See accompanying notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	Year Ended December 31, 2016		Year Ended December 31, 2015	
Revenues	$	3,892	$	5,694
Operating Expenses				
General and administrative		107,892		126,382
Sales and marketing		27,602		3,966
Research and development		233,821		172,288
Total operating expenses		369,316		302,636
Operating loss		(365,423)		(296,942)
Other expense:				
Interest expense		-		(384)
Total other expense		-		(384)
Loss before provision for income taxes		(365,423)		(297,326)
Provision for income taxes		1,457		1,247
Net loss	$	(366,880)	$	(298,573)

See accompanying notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders Deficit
	Shares	Amount			
December 31, 2014	1,962,281	196	32,384	(515,299)	(482,719)
Unvested shares repurchased	(461,805)	(46)	(3,931)	-	(3,977)
Stock option compensation	-	-	4,058	-	4,058
Net loss	-	-	-	(298,573)	(298,573)
December 31, 2015	1,500,476	150	32,511	(813,872)	(781,211)
Excise of stock options	4,157,271	416	22,449	-	22,865
Stock option compensation	-	-	3,037	-	3,037
Net loss	-	-	-	(366,880)	(366,880)
December 31, 2016	5,657,747	566	57,997	(1,180,752)	(1,122,189)

See accompanying notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (366,880)	$ (298,573)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	375	457
Amortization	6,611	3,870
Stock-based compensation	3,037	4,058
Changes in operating assets and liabilities:		
Accounts receivable	1,097	(1,097)
Other current assets	4,578	(4,470)
Accounts payable	12,751	641
Accrued liabilities	15,779	(7,680)
Deferred revenue	(4,986)	40,507
Net cash used in operating activities	(327,638)	(262,287)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Deposits and other	-	1,850
Intangible assets	(15,415)	(10,751)
Net cash used in investing activities	(15,415)	(8,901)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Proceeds from future equity obligations	309,807	50,000
Proceeds from excise of stock options	22,865	-
Repayment of related party advances	-	(13,599)
Repurchase of unvested common stock	-	(3,977)
Net cash provided by financing activities	332,672	32,424
Decrease in cash and cash equivalents	(10,381)	(238,764)
Cash and cash equivalents, beginning of year	193,359	432,124
Cash and cash equivalents, end of year	$ 182,978	$ 193,359
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ 1,351
Cash paid for income taxes	$ 1,457	$ 1,247
Non cash investing and financing activities:		
Purchase of intangible assets for SAFE agreement	$ -	$ 18,000

See accompanying notes to financial statements

NOTE 1 – NATURE OF OPERATIONS

TAXA Biotechnologies, Inc. was incorporated on March 8, 2012 in the State of Delaware under the name Senstore, Inc. On December 6, 2013, the Company formally changed its name to Glowing Plant, Inc. and on February 22, 2016 changed it to its current name, TAXA Biotechnologies, Inc. The Company's headquarters are located in San Francisco, California. The financial statements of TAXA Biotechnologies, Inc. (which may be referred to as "TAXA," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company develops tools and techniques that enable the application of synthetic biology techniques to the genetic engineering of plants. Currently we use this technology platform to develop novel consumer products such as our glowing plant and fragrant moss, though in the future we hope to expand to additional market segments such as food or biofuels. We made products both in house and in partnership with other companies under revenue generating 'Collaborative Research Agreements'.

Our ultimate goal and the company's mission is to enable a shift to a circular economy where resources are not dug from finite supplies in the ground but produced sustainably, without CO_2, where and when needed. Biology in general, and photosynthetic plants in particular, are the ultimate sustainable technologies: plants are solar powered factories that take the suns energy and turn it into useful things. The key to achieving this mission, and our priority and focus, is shipping enough consumer products that earn sufficient income to earn sufficient free cashflow to invest in the required R&D to achieve this mission without being reliant on external financing.

Management's Plans
We rely heavily on the pre-sale of our products, and debt and equity financing for working capital. As of December 31, 2016, we had negative working capital of approximately $430,000 and will incur additional costs while developing our products before they are available for sale to the masses. In addition, we have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout 2017, the Company intends to fund its operations with funding from our 2016 Regulation Crowdfunding campaign, additional debt and/or equity financings, and pre-sales/revenues from selling our Fragrant Moss. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. We may also be forced to close the company. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and future equity obligations. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from sale of the plants developed by the Company. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include the general condition of the U.S. and world economy and governmental agency restrictions related to modified plants. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable, are reported net of an allowance for doubtful accounts, which is management's best estimate of potential credit losses. The Company's allowance for doubtful accounts is based on historical experience, but management also takes into consideration customer concentrations, creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2016 and 2015 there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straightline method over the estimated useful life ranging from approximately three to five years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2016 and 2015 was $375 and $457, respectively.

Intangible Assets
Intangible assets are amortized using the straight-line method over five years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate impairment exists.

During the years ended December 31, 2016 and 2015, the company had gross intangible assets of $48,117 $32,703, with related accumulated amortization of $6,610 and $3,870, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Convertible Debt with Conversion or Other Options
Debt issued with common stock is accounted for under the guidelines established by ASC 470-20 – Accounting for Debt with Conversion or Other Options. We record the relative fair value of common stock related to the issuance of convertible debt as a debt discount or premium. The discount or premium is subsequently amortized to interest expense over the expected term of the convertible debt.

Revenue Recognition
The Company will recognize revenues from 1) sales of products or rendering of services when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company has deferred $581,161 and $586,148 as of December 31, 2016 and 2015, respectively as the Company has received amounts from customers through various methods, including a Kickstarter campaign and website pre-orders in which the Company has not yet shipped the related product. The Company will accrue this liability until the related products are shipped.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials,

outside services, and salary for certain employees. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

In accordance with the guidance, an asset acquired in exchange for issuance of fully vested, nonforfeitable equity instruments should not be presented or classified as an offset to equity on the grantor's balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company has accounted for certain issuances as other assets in the accompanying balance sheets.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 –FUTURE EQUITY OBLIGATIONS

During the years ended December 31, 2016 and 2015, and before, the Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into ranged from $7,000,000 to $10,000,000.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors either: 1) a number of shares of Standard Preferred Stock sold in the equity financing equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or 2) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the SAFE Price, if the pre-money valuation is greater that the Valuation Cap.

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

Of the $732,807 in outstanding SAFE Agreements as of December 31, 2015, $100,000 is subject to a $10,000,000 valuation cap stemming from an investment in 2014, and the remaining agreements contain a $7,000,000 valuation cap.

During the year ended December 31, 2015, the Company issued a SAFE Agreement for $18,000 for the acquisition of intangible assets. No cash consideration was provided.

As of December 31, 2016, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Facility Lease
The Company has entered into lease agreements with for its corporate office in San Francisco, California. The lease is for three months with lease payments of approximately $2,650 per month. The lease automatically renews in three month periods unless cancelled by either party.

Revenue Share
As an incentive for early investors to join the 2016 WeFunder fundraise the company issued approximately $200,000 in Revenue Share Contracts. Should our Fragrant Moss prove successful in the market these contracts will pay out 10% of the proceeds from Net Sales of the Fragrant Moss Products until the owners of those contracts have recouped their original investment.

NOTE 5 – STOCKHOLDERS DEFICIT

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock, each share having a par value of $0.0001.

Reverse Stock Split
In 2016 the Company effected a reverse stock split such that for every one (1) share outstanding, a holder would receive 0.2 shares. For the avoidance of doubt, a holder with five (5) shares would receive one (1) share in return after the reverse stock split. All references to shares and per share information in these financial statements have been stated to give effect to the reverse split.

Sale of Common Stock
During the year ended December 31, 2014, the Company sold 142,100 shares of common stock for $20,000.

Repurchase and Return of Shares
During the year ended December 31, 2014, the Company's Chief Executive Officer returned 79,819 shares of common stock due to his concentration of outstanding shares. No consideration was received or provided in relation to this transaction.

During the year ended December 31, 2015, the Company repurchased 461,805 shares of unvested common stock from the original 738,889 common shares issued for the acquisition of intellectual property. The Company paid $3,977 for the repurchase of these shares which were added back into the treasury.

Stock Options
On March 9, 2012, our Board of Directors adopted the 2012 Stock Plan (the "2012 Plan"). The 2012 Plan provides incentive to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Initially, up to 300,000 shares of our common stock may be issued pursuant to awards granted under the 2012 Plan. The 2012 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Subsequent to its initial adoption, the authorized shares under the plan were increased to 6,505,816 shares of common stock.

During 2016 and 2015, the Company granted 5,589,425 and 382,601 options to various employees and contractors. Each option had a life of ten years, had exercise price of approximately $0.0055 and $0.14 and had vesting terms ranging from two to four years. The Company will expense the value of the options which were not forward excised over the vesting period of two to four years. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs.

	December 31, 2016	December 31, 2015
Expected life (years)	6.25	6.25
Risk-free interest rate	1.47%	1.37%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The total value of the options issued but not excised during 2016 and 2015 was $5,728 and $857 which will be recognized over vesting terms, less forfeitures.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company's stock options activity and related information is as follows:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2014	382,601	0.14	9.4
Granted	9,119	0.14	10.0
Exercised	-	-	-
Expired/Cancelled	(300,000)	0.14	9.1
Outstanding at December 31, 2015	91,720	0.14	8.4
Granted	5,589,425	0.0055	10.0
Exercised	(4,157,271)	0.0055	10.0
Expired/Cancelled	(2,605)	0.14	9.2
Outstanding at December 31, 2016	1,521,269	0.0055	9.2
Exercisable at December 31, 2015	42,417	0.14	8.4
Exercisable at December 31, 2016	341,544	0.029	8.9

As of December 31, 2016, there was approximately $7,824 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees. That cost is expected to be recognized over the next four years as follows: 2017 - $3,373, 2018 - $2,726, 2019 - $1,432, and 2020 $292.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time the company received advances from its Chief Executive Officer for working capital. Such advances were considered short-term and incurred interest rates consistent with Internal Revenue Service minimum, which approximate 3%. In 2015 advances and accrued interest thereon of $1,351 were repaid in full.

Interest expense for related party advances was $384 for the years ended December 31, 2015.

Related Party Option Excise
Our Chief Executive Officer, who received 4,157,271 stock options in February 2016, exercised the grant for $22,865 of consideration. Certain of these shares remain unvested, as per the Company's standard vesting schedule, and are subject to repurchase by the Company until such stock options are fully vested.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2016	2015
Current tax provision:		
Federal	$ -	$ -
State	1,457	1,247
Total	1,457	1,247
Deferred tax provision:		
Federal	(235,000)	(115,000)
State	(61,000)	(31,000)
Total	(296,000)	(146,000)
Valuation allowance	296,000	146,000
Total provision for income taxes	$ 1,457	$ 1,247

Based on federal tax returns filed or to be filed through December 31, 2016, we had available approximately $691,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure and may subject carryforwards to annual limitations. The large difference between the net operating loss carryforward and our retained earnings is primarily attributable to our Deferred Revenue as the IRS has required us to recognize already the proceeds from our 2013 Kickstarter campaign as revenue. Net operating loss carryforwards start to expire 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

On April 18th, 2017 the Company paused work indefinitely on the Glowing Plant product. This product is associated with $581,161 of Deferred Revenue. The company has not yet evaluated the impact of this on the Company's Financial Statements. At the same time the Company ceased work on all Collaborative Research Agreements in order to focus cash and research efforts on the Fragrant Moss. Related to these events the company terminated employment of its Chief Scientific Officer, Dr Jihyun Moon. As per the terms of her employment agreements she has 12 months to excise her vested options. 696,702 of her issued options were unvested and have been returned to the option pool.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 26th, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.